

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Gary F. Santo, Jr.
Chief Executive Officer
TILT Holdings Inc.
2801 E. Camelback Road #180
Phoenix, Arizona 85016

Re: TILT Holdings Inc.
Registration Statement on Form 10
April 19, 2022
File No. 000-56422

Dear Mr. Santo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mehrnaz Jalali